VIA EDGAR AND FACSIMILE (202-772-9210)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Kathleen Collins, Accounting Branch Chief

RE:	Art Technology Group, Inc.
Response to Comment Letter dated December 21, 2007
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
Form 8-K/A File on November 8, 2006
File No. 0-26679
Ladies and Gentlemen:
On behalf of Art Technology Group, Inc. (the “Company”, or “ATG”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 21, 2007 (the “Comment Letter”) to Mr. Robert D. Burke, President and Chief Executive Officer of the Company, with respect to the 2006 Form 10-K, the September 30, 2007 Form 10-Q, and the November 8, 2006 Form 8-K referenced above. Hard copies of this letter are also being delivered under separate cover to Kari Jin and Hugh Fuller of the Commission.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2006
General
1.	We note the disclosure in your Form 10-Q for the quarterly period ended September 30, 2007 and in your annual report on Form 10-K for the fiscal year ended December 31, 2006, that you report significant sales to, “Europe, Middle East and Africa.” We also note publicly available information indicating that you have partnered with Al-Faris Information Technologies Company, a company which has a presence throughout the Middle East.

Your 10-Q and 10-K do not indicate specifically whether you sell to persons in Iran, Syria and Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria and Sudan. Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.
Response: We have no past, current or anticipated operations in or other contacts with Iran, Syria and Sudan. We have no agreements, commercial arrangements or other contacts with the governments, or entities controlled by the governments, of Iran, Syria and Sudan. To the best of our knowledge, we have derived no revenue from the sale or license of our products or services to customers in Iran, Syria or

Sudan and we have no intention or strategy to expand our contacts or activities in these countries.
Al-Faris Information Technologies Company (“Al Faris”) is an independent software vendor and consulting company based in Kuwait which has entered into a reseller agreement with ATG. Under this agreement, Al Faris may incorporate ATG technology into solutions developed by Al Faris and sold by Al Faris to its customers. This reseller arrangement is common in ATG’s industry, and Al Faris is one of many independent software vendors throughout the world with which ATG has similar agreements.
ATG has not derived substantial revenue from its reseller agreement with Al Faris. Since the inception of the agreement, ATG has completed one sale of e-commerce software to Al Faris, which resulted in revenue recognized of approximately $105,800 during 2006. We understand that Al Faris provided a software solution that includes the licensed ATG technology to the Council of Ministers in Kuwait.
Our reseller agreement with Al Faris allows Al Faris to resell ATG products only to customers in the following countries: Kuwait, Saudi Arabia, United Arab Emirates, Bahrain, Qatar, Oman, Lebanon and Jordan. Further, the end-user license agreement pursuant to which each end-user licenses the ATG products prohibits the end user from reselling or exporting ATG products to countries on the United States State Department list of state sponsors of terrorism. What follows is the relevant text from Section 8 of Addendum A of the master license agreement under which the Council of Ministers took the software licenses:
“Export Compliance. Regardless of whether Customer is a US-based entity, Customer shall not export or re-export any of the Programs (in whole or in part) to any country without ensuring that such export complies with the Export Administration Regulations of the U.S. Department of Commerce, or any other agency of the U.S. Government, or similar laws governing the export of software or products of any other government having jurisdiction over such export, re-export, or use, pursuant to any applicable statute, regulation, or governmental order. Customer must remain at all times in full compliance with U.S. Government export policy and regulations and failure of such compliance shall constitute a material breach of this Agreement.”
2.	Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Several states have adopted or are considering legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and other academic institutions have adopted similar investment policies. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries designated as state sponsors of terrorism.

Your qualitative materiality analysis also should address whether, and the extent to which the Iranian, Syrian or Sudanese government, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operation.
Response: As more fully set forth above, we do not have any operations or contacts in Iran, Syria or Sudan, or with persons or entities controlled by those governments, that are quantitatively or qualitatively material, or that present an investment risk for holders of ATG’s common stock.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23
3.	Consider expanding your “Overview” section to include management’s perspective on the business. Consider using this section to provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your Company’s executives focus on in evaluating financial condition and operating performance; including any known trends and expansion plans that are expected to have material effects on your operations; and address the material risks and challenges facing your company such as competition or expansion to international markets and how management is dealing with these issues. We refer you to guidance in Section III.B.3 of SEC Release No. 33-8350.
Response: In our Annual Report on Form 10-K for the year ended December 31, 2007, we will include an expanded “Overview” section that provides information regarding the significant factors that our management focuses on in evaluating the company’s financial condition and operating performance, known trends that we expect to have a material effect on our operations and material risks and challenges that we face, including the following:
•	Key factors used by management to evaluate our performance, such as product license bookings (a non-GAAP measure), cash flow from operations, net income, non-GAAP net income, and days sales outstanding (DSO);

•	Macroeconomic factors including trends in on-line sales;

•	E-commerce platform refresh cycle;

•	Sales of proactive conversion solutions;

•	Shift to increasing ratably recognized revenue;

•	Development of international markets; and

•	Competitive trends.

Critical Accounting Policies and Estimates
Revenues Recognition, page 24
4.	Please tell us how you considered the interpretive guidance in SEC Releases 33-8350 in your critical accounting policy disclosures. In this regard, we note your disclosure of critical accounting policies as it relates to revenue recognition and it appears that these disclosures are similar to your accounting policy disclosures in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumption have been in the past, and whether the estimates and assumptions are reasonable likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Please explain further how you intend to comply with this guidance.
Response: We considered the interpretative guidance in SEC Release 33-8350 in our critical accounting policy disclosures. However, we acknowledge the Staff’s observation that our disclosure of our critical accounting policies is similar to our accounting policy footnote disclosures. We will revise our critical accounting policy disclosure in the Form 10-K for the year ended December 31, 2007 to eliminate unnecessary repetition of our footnote disclosures and to provide additional information concerning the derivation, historical accuracy and susceptibility to future change of our key estimates and assumptions.
For example, we will update our revenue recognition discussion in the critical accounting policy section of our Form 10-K for the year ended December 31, 2007. Our disclosure in our critical accounting policies will supplement our accounting policy as described in the footnotes to the financial statements to include a discussion of the treatment for multiple-element agreements, the key estimates and judgments made by us and the impact that these estimates and judgments could have on revenue recognition, including the timing of recognizing revenue. Our disclosure will also clarify our multiple revenue streams and related accounting.
Results of Operations, page 28
5.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue, cost of revenue, general and administrative expenses and sales and marketing expenses). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications.
Response: We have endeavored to identify and, where practicable, quantify in MD&A the factors that have contributed to material changes in the line items in our statement of operations. We have focused on factors that have contributed significantly to these fluctuations, so as to avoid confusing the reader with unhelpful and potentially confusing details. We note that in some cases, it is not possible, without unreasonable effort, to measure the contribution of a factor with precision, and in such cases we may use qualitative terms to describe such factors.
However, we acknowledge the Staff’s observation that our MD&A would benefit from additional quantitative analysis of the factors contributing to fluctuations in our operating results, and will seek to provide expanded disclosure of this kind, and to minimize the use of vague terms such as “primarily,” in our future filings.

Liquidity and Capital Resources, page 33
6.	Tell us how you considered Section IV.B to the Commissions “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, with regards to your Liquidity and Capital Resources disclosures. Please note your disclosures should focus on the primary drivers and other material factors necessary to gain an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. For example, we note that accounts receivable increased approximately 38% and deferred revenue increased approximately 13%, however, there is limited discussion of these changes that materially affected you operating cash flows in your liquidity disclosures. Please provide us with a discussion of the underlying reasons for the material changes as of December 31, 2006 and September 30, 2007.
Response: We considered the interpretative guidance in SEC Release 33-8350 in our presentation of Liquidity and Capital Resources and the disclosure reflects our then current understanding of the interpretative guidance. However, we acknowledge the Staff’s suggestion that our disclosure should supplement that description of changes in the relevant cash flow items with more explanation regarding these changes, and the underlying business factors that drive these changes.
We advise the Staff that our accounts receivable balance increased $9.4 million from December 31, 2005 to December 31, 2006, of which $4.3 million is attributable to the eStara acquisition and $4.1 million is attributable to growth in our professional services accounts receivable due to growth in this line of business. The increase in professional services accounts receivable contributed to an increase in days sales outstanding from 86 days at December 31, 2005 to 97 days at December 31, 2006, because the increase in accounts receivable outpaced growth in revenue in this line of business.
Deferred revenue increased $3.0 million from December 31, 2005 to December 31, 2006, due to growth in the number of customers under support and maintenance contracts as well as an increase in revenue derived from hosting and proactive conversion solutions, which is recognized ratably. The increase in deferred revenue included a $1.1 million increase in deferred support and maintenance that is a result of a natural growth in our customer base over time, $1.1 million attributable to the eStara acquisition and $0.5 million associated with our hosting business.
Accounts receivable decreased $2.1 million from December 31, 2006 to September 30, 2007. This decline is due to an $8.6 million decrease in product license receivables as a result of the fact that in the third quarter of 2007 product license transactions were executed earlier in the quarter compared to the timing of product license transactions in the fourth quarter of 2006, allowing for increased collection during the third quarter of 2007, and also to a decline of $5.3 million in support and maintenance receivables due to seasonably lower renewals in the third quarter of 2007 compared to the fourth quarter of 2006. The decline in accounts receivable was partially offset by an increase of $7.1 million of accounts receivable in our hosting business and $6.3 million in the professional services business. The impact of increased collection of product license receivables within the third quarter was to decrease days sales outstanding from 97 days at December 31, 2006 to 81 days at September 30, 2007.
Deferred revenue increased $17.7 million from December 31, 2006 to September 30, 2007. This increase is driven by a $9.2 million increase in deferred product license revenue attributable to the change in our business towards a higher percentage of transactions being recognized ratably as a result of the expansion of our hosting solutions and the acquisition of eStara.

In addition, deferred revenue increased $5.5 million due to a greater volume of implementation services in our hosting business.
We expect to provide expanded disclosure similar to the above in our future filings.
Consolidated Statement of Operations, page 38
7.	We note from your disclosures in Note 1 that you enter into arrangements whereby the Company licenses perpetual software in conjunction with hosting services where the VSOE of fair value of each element cannot be determined. We further note that you recognize revenue from the entire arrangements ratably over the related estimated service period. Tell us the amount of revenues earned from these arrangements for each period presented. Also, please tell us where you classify such revenues in your Consolidated Statements of Operations (e.g. product licenses, services or an allocation amongst both products and services). If you allocate the revenues amongst both products and services, then please explain your allocation methodology and provide justification for such presentation. Also, please tell us whether you considered including in your presentation the separate revenue, and related cost of revenue, line item for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.
Response: As noted later in our response to question 10, we acquired Primus Knowledge Solutions, Inc. (Primus) in 2004, which included a hosting solution. Through the fourth quarter of 2006, we had maintained VSOE of fair value for hosting Primus software products, and accordingly we allocated revenue to license revenue and services revenue using the residual method. Regarding arrangements in which we have licensed perpetual licenses of ATG e-commerce software in conjunction with hosting services, we recognized no revenue in 2004 and 2005 and $0.5 million of revenue in 2006. We recognized $0.1 million and $0.3 million, respectively, of revenue from such arrangements for the three and nine months ended September 30, 2007. Please refer to our responses to questions 9 and 10 regarding the accounting for transactions that include hosting services.
In order to provide meaningful disclosure to the readers of our financial statements about the components of revenue, we allocate revenue based on our evaluation of VSOE of fair value, or a proxy of fair value thereof, available for each applicable element of the transaction: professional services, support and maintenance and hosting services. We use the residual method to determine the amount of revenue we allocate to product license revenue.
We have VSOE of fair value for support and maintenance services, and professional services. The amounts allocated for support and maintenance and professional services are based on their VSOE of fair value. While we do not have VSOE of fair value for hosting services pursuant to SOP 97-2, we believe we have a reasonable proxy for fair value of the hosting services based on negotiations of the hosting services fee with our third party customers. Factors considered in the negotiation of a hosting services fee are the estimated requirements of the customer, the size of the implementation (i.e. number of CPU’s) and the customer’s IT infrastructure. Finally, we use the residual method to determine the amount of revenue that is allocated to product license revenue.

We believe our approach to classifying revenue between software license and services revenue is rational and systematic. We do not believe our approach is misleading, and it results in a reasonable allocation of product (software license) and service revenue because the amounts recorded to each revenue stream would be the same had we sold the elements separately. We apply our methodology of classifying revenue consistently. Our allocation of value to each respective revenue stream does not affect the timing of revenue recognition.
In response to the Staff’s comments we will revise our footnote and MD&A disclosures in our Form 10-K for the year ended December 31, 2007 to disclose our allocation methodologies and the reasons for the allocations.
Finally, we have considered providing a separate revenue line item for bundled arrangements. However, we believe that this type of presentation would be confusing to the user of our financial statements, and would make it more difficult for investors to understand the impact on our results of operations of our key products and services.
Excluding revenue attributable to bundled arrangements from our product license revenue and services revenue would obscure the real magnitude of these revenue types, which have different gross margins and growth characteristics that investors expect to be able to track. We believe investors in our industry rely on an understanding of the interaction of those revenue lines to fully understand the dynamics of our business, and would find the suggested presentation unfamiliar and confusing.
This presentation would also require us to assign cost of revenue to a revenue line that includes various bundled software and service components. This allocation would necessarily be somewhat arbitrary, because we do not believe a reliable allocation methodology exists that would enable us to accurately and consistently split costs between bundled and unbundled sales, particularly in the case of services such as hosting.
For these reasons, we respectfully submit that our addition of a hybrid category of “revenue from bundled arrangements,” with an associated cost of revenue line, rather than improving the usefulness and reliability of our financial statements, might actually make them less transparent and more difficult to interpret as a tool to understand our business.
Having said this, we acknowledge that bundled arrangements are important to an understanding of our business insofar as they affect the timing of revenue recognition, and we have devoted, and will continue to devote, significant attention in our MD&A narrative to discussion of this dynamic. It is also for this reason that we disclose and discuss the non-GAAP measure that we refer to as “product license bookings,” which we use to illustrate the impact on the timing of our revenues of bundled arrangements that result in the deferral of software license revenue.
Revenue Recognition, page 41
8.	We note the Company enters into multiple element arrangements that include software licenses, maintenance and consulting services, which are accounted for using the residual method. We further note that fair value is generally determined based upon the price charged when the element is sold separately. Please explain further how you establish VSOE of fair value for both maintenance and consulting services included in your multiple element arrangements. In this regard, please describe the process you use to evaluate the various factors that affect your VSOE, including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.
Response: We establish VSOE of fair value for our support and maintenance contracts by reviewing the prices at which our customers renew support and maintenance services on a stand-alone basis and contractual renewal rates. We have four levels of service under our support and maintenance contracts: front-line premium, second-line premium, front-line standard, and second-line standard. We monitor the service level of each customer to validate that the customer receives the appropriate level of support based on our contractual obligation. We have a substantive number of customers for each level of support to provide a meaningful sample, and the amount charged is based on our established rate (as a percentage of license fee) for the applicable level of support, which is then applied to the net license fee. Further the rate charged is based on the class of customer, which is determined based on the size and volume of licenses sold to the customer. Annually, we evaluate whether or not we have maintained VSOE of fair value for support and maintenance services based on reviewing support and maintenance renewals for the previous one year period. We have concluded that we have maintained VSOE of fair value for support and maintenance services because the majority of our maintenance contract renewal rates fall in a narrow range of variability within each service offering: approximately 85% of renewals fall within a plus/minus 15% range of the respective VSOE of fair value rate.
We establish VSOE of fair value of our consulting services based on hourly rates when consulting services are sold separately. We have separate rates (i.e. hourly fees) dependent on the level of personnel providing the service. In addition, our rates vary by geographic region: US and Europe. Annually, we evaluate whether or not we have maintained VSOE of fair value for professional services based on reviewing professional service arrangements for the previous one year period. We have concluded that we have maintained VSOE of fair value for professional services because the majority of our professional service arrangements contain professional service rates that fall in a narrow range of variability: approximately 85% of professional service arrangements have professional service rates that fall within a plus/minus 15% range of the respective VSOE rate.
Our VSOE of fair value does not vary from customer to customer for support and maintenance contracts other than that which we have established as VSOE of fair value for support and maintenance services based on class of customer. For consulting services our VSOE of fair value varies from customer to customer solely based on the geographic location of the customer, as stated above.
9.	We note that you offer application hosting and proactive conversion solutions services to your customers. Please clarify the terms of these arrangements, including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the Company to host the software.
Response: As disclosed in our footnotes, we have two different types of arrangements that include application hosting: 1) the sale of ATG e-commerce perpetual software licenses with hosting services and 2) OnDemand e-commerce solutions. We also have two different types of arrangements that include proactive conversion solutions: 1) proactive conversion solutions sold on a stand-alone basis and 2) proactive conversion solution sold contemporaneously with ATG e-commerce perpetual licenses.
1) Sales of ATG e-commerce perpetual software licenses with hosting services:
The terms of arrangements involving the sale of ATG e-commerce perpetual software licenses with hosting services, which we refer to as application hosting services, generally include a term of one to three years. The customer has the right to take possession of the software at any time. These arrangements typically include support and maintenance services and professional services for implementation. Based on our analysis of the guidance contained in EITF 00-3 paragraph 5, we do not believe these arrangements are within the scope of SOP 97-2.
The two key criteria allowing for the application of SOP 97-2 to the arrangement are that 1) the customer can take possession of the software at any time during the hosting period without significant penalty and 2) it is feasible for the customer to either run the software on its own or contract with another party unrelated to the vendor to host the software. A key concept of a significant penalty is whether the customer has the ability to take delivery of the software without incurring significant cost. As we evaluated the first criterion, we concluded that there is a significant penalty in the event of termination of hosting services. The customer would incur significant cost, including the amounts contractually due even if the hosting service is terminated, thereby creating a sufficiently large disincentive such that it is unlikely that the customer would incur the penalty to take possession of the software. Further, we believe there is an economic barrier preventing the customer from taking possession of the software, in the form of the cost and effort required to set-up and implement the software on the customer’s in-house systems.
Accordingly, we concluded that a software element is not deemed to be included in the hosting arrangement pursuant to the provisions of EITF 00-3, and the entire arrangement fee should be accounted for as a service contract in accordance with the provisions of EITF 00-21. Thus, up-front fees are accounted for as one unit of accounting pursuant to EITF 00-21 and recognized ratably over the estimated life of the arrangement commencing when the hosting service (the last element to be delivered) begins pursuant to SAB 104.
2) Sales of OnDemand e-commerce solutions:
The terms of arrangements involving OnDemand e-commerce solutions generally include a term of one to three years. The arrangement does not include the sale of perpetual software license, and the customer does not have the right to take possession of the software. Accordingly, the sale of the OnDemand e-commerce solution is not within the scope of SOP 97-2. Amounts received up-front for implementation services are deferred and are recognized with the monthly service fee upon the solution going live (the last element to be delivered) as one unit of accounting pursuant to EITF 00-21. Up-front fees are recognized over the estimated life of the arrangement pursuant to SAB 104.
3) Sales of proactive conversion solutions sold on a stand-alone basis:
Proactive conversion solutions are solely a service, do not include the sale of perpetual software licenses, and generally are contracted for a one-year term. We recognize revenue pursuant to SAB 104. Revenue is recognized on a monthly basis as the service is provided.

4) Sales of proactive conversion solution contemporaneously with e-commerce perpetual software licenses:
Proactive conversion solutions bundled with e-commerce perpetual software licenses generally include a one-year contract for the use of our proactive conversion solutions. These arrangements typically include support and maintenance services and professional services specific to the e-commerce perpetual software licenses. We evaluated EITF 00-3 and do not believe it is applicable to this type of arrangement because we are not hosting the ATG e-commerce software. Pursuant to SOP 97-2, since we do not have VSOE of fair value for a service element provided over a period of time, we defer the up-front fees (software license, support and maintenance, and implementation) and recognize this amount ratably over the period of providing the proactive conversion solution.
10.	We also note from the disclosures in the Company’s December 31, 2005 Form 10-K that for multiple-element arrangements, which include both licenses and hosting services, the license revenue is recognized upon delivery and the hosting services are recognized over the term of the hosting arrangement as the Company is able to reasonably establish VSOE of fair value for your hosting services. It appears, however, from the disclosures in your December 31, 2006 Form 10-K that for the majority of these arrangements, the Company has determined you do not have VSOE of fair value for each element and therefore, you recognize the entire arrangement fee over the estimated service period. Please explain further the change in your revenue recognition policy as it relates to multiple-element arrangements that include licenses sold in conjunction with hosting and/or proactive conversion solutions. Tell us why you believed you were able to establish VSOE for these services in the past but are unable to do so in your current financial statements.
Response: We acquired Primus in the fourth quarter of 2004. Primus provided hosting to its customers, and subsequent to the acquisition, we continued to provide hosting services for legacy Primus software products and established and maintained VSOE of fair value for hosting services for the legacy Primus software products based on renewals. The majority of our existing hosting business was a result of the acquisition. During 2006, we further integrated the legacy Primus software products into the ATG suite of products. We also implemented a business strategy to host ATG legacy products by the end of 2006. Near the end of 2006, it became apparent to us that our business would shift increasingly to a ratably recognized revenue model due to our customer demands for a variety of bundled arrangements, our evaluation of hosting arrangements pursuant to EITF 00-3 regarding ATG products, and our inability to establish and maintain VSOE of fair value for hosting ATG legacy products. In consideration of these factors and their impact on revenue recognition, we also made the business decision to allow our sales personnel to sell hosting services and not be concerned with a specific price for hosting in order to establish VSOE of fair value for hosting ATG products. As a result, we now sell hosting services with varied pricing and have concluded that we cannot and will not be able to establish VSOE of fair value for this service offering.
We acquired eStara in October 2006 with its proactive conversions solutions technology and could not establish VSOE of fair value because eStara historically employed, and we have continued to employ, a variety of pricing models resulting in a broad range of prices being paid by our customers. Thus, we concluded that we would not be able to establish VSOE of fair value for the proactive conversion solutions acquired from eStara. We further note that in 2006 we did not sell any proactive conversion solutions with any software license arrangements.

Note 2. Restatement of Financial Statements, page 49
11.	You indicate that during 2006, the Company determined that certain foreign subsidiaries’ operations substantially ceased and were effectively liquidated in 2002 and 2003. As a result, the Company restated its 2002 and 2003 financial statements by including a restatement footnote in your December 31, 2006 Form 10-K and labeling the selected financial data for these periods as restated. Tell us how you determined that including this restatement in your current years Form 10-K (as opposed to amending your previously filed Forms 10-K) was appropriate and tell us how you considered SFAS 154 in your analysis. Further, considering the Company has labeled these periods as restated, it appears you have concluded that these financial statements should no longer be relied upon. Therefore, tell us how you considered the requirements to file an Item 4.02 Form 8-K with regards to these restatements.
Response: We considered SFAS 154 in concluding that it was appropriate to reflect the restatement of the 2002 and 2003 financial statements in our 2006 Form 10-K. Paragraph 25a. of SFAS 154 notes that an error in prior period financial statements shall be reflected as follows: “The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the period”, and “an offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.” We believe we have appropriately evaluated and followed the provisions of SFAS 154.
We understand that the requirement to file under Item 4.02 of Form 8-K applies when the financial statements then required to be presented under Rule 3-01 and 3-02 have been affected. Rule 3-01 and 3-02 of Regulation S-X require balance sheets as of the end of the two most recent fiscal years and statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet, respectively, which was December 31, 2006. Item 4.02 requires a Form 8-K to be filed if a registrant concludes that any previously issued financial statements which the registrant is required to provide under Regulation S-X, should not be relied upon. The errors we identified did not relate to any of the financial statement periods required by Regulation S-X to be presented in our 2006 Form 10-K. Thus, we concluded that under Item 4.02, a Form 8-K was not required to be filed.
12.	We further note that in connection with recording the above mentioned adjustments, the Company also recorded adjustments related to the recognition of deferred revenues, and unsupported revenue reserves as well as adjustments for certain expense accruals. Your disclosures on page 50 indicate that these errors were deemed to not be material individually, or in the aggregate, in 2002 and 2003. Please explain why you labeled the financial statements as “restated” and yet you determined that these errors were not material. Also, please explain why these errors did not impact any periods subsequent to fiscal 2003. Please provide your SAB 99 materiality analysis explaining how you determined that each of the errors were not material on both a quantitative and qualitative basis. In this regard, we note your reference to “net” revenue adjustments and the “net” impact to operating expenses. Please be advised that each of these errors should be analyzed individually and not on a net basis. In addition, please ensure your response addresses all of the qualitative factors outlined in SAB 99 and any other relevant qualitative factors. Further, tell us what consideration, if any, the Company gave to the transitional guidance in Question 3 of SAB 108 in correcting these errors.
Response: The initially unrecorded differences relating to deferred revenue, revenue and certain expense accruals were not material to 2003 and 2002 at the time they were identified during the 2003 and 2002 financial statement preparation process. During 2003 and 2002, we considered the quantitative and qualitative factors outlined in SAB 99 to conclude that the initially unrecorded differences identified at that time were immaterial to the financial statements, both on an individual and aggregate basis. At the time we evaluated the materiality of these unrecorded differences, we did not net their impact to evaluate materiality to the financial statements.
During the 2006 financial statement preparation process, we became aware of the errors related to the cumulative translation adjustment balance. We concluded that to record the cumulative error identified related to the cumulative translation adjustment balance in the 2006 financial statements would result in a material misstatement in the 2006 financial statements, and as such it was necessary to restate the 2003 and 2002 financial statements to eliminate the cumulative translation adjustment related to substantially liquidated foreign subsidiaries in accordance with SFAS 52. We considered SAB 99 and concluded that all known adjustments relating to the restated periods should be recorded in the restatement, without regard to their individual materiality. We recorded all the initially unrecorded differences identified, including those noted above.
While we had concluded that the initially unrecorded differences identified in 2003 and 2002 were not material at that time, the impact to the 2003 and 2002 financial statements including the cumulative translation adjustment errors identified during 2006 was deemed to be material. We therefore labeled the financial information in the 5 year table in Item 6 as “restated”. Footnote 2 in our Form 10-K for the year ended December 31, 2006 also provides the relevant information to determine the size of the adjustments to each affected financial statement line item We have not provided a SAB 99 analysis of the initially unrecorded differences identified in 2003 and 2002 because these differences have been recorded in the fiscal years to which they relate, and hence it appears unnecessary.
The initially unrecorded differences identified in 2003 and 2002 did not materially affect any period subsequent to 2003 because these known differences at the end of 2003 were recorded in the 2004 financial statements, and the rollover effect to the 2004 financial statements from recording the 2003 initially unrecorded differences was not material. We evaluated the rollover effect in accordance with SAB 99 and considered both the quantitative and qualitative factors on an individual and aggregate basis.
We considered the transitional guidance of Question 3 in SAB 108. When we evaluated the errors in 2003 and 2002, we utilized both the rollover and iron curtain approaches and concluded the errors were not material as previously discussed. With the identification in 2006 of a cumulative translation adjustment error pertaining to 2003 and 2002, which we judged to be material, it would appear from the Staff’s guidance that this transition method is not applicable because the cumulative translation adjustment was not an existing identified error. It appears that the special transition provision of SAB 108 is available when a registrant appropriately evaluated a misstatement as immaterial under its previous method (i.e. either the rollover or iron curtain method) but is determined to be material when applying the dual approach. As noted, we had utilized the dual approach in 2002 and 2003, and the error resulting in a restatement was identified as part of the 2006 financial statement preparation process. With the cumulative translation adjustment error identified in 2006, we concluded the misstatement to be material to the 2003 and 2002 financial statements.

Note 3. Disclosure About Segments of an Enterprise, page 51
13.	Please tell us how you considered disclosing the Company’s long-lived assets located in all foreign countries in accordance with paragraph 38(b) of SFAS 131.
Response: We considered the balance of property, plant and equipment, intangible assets and goodwill by geographic region at December 31, 2006 and determined that no geographic region exceeded the disclosure threshold of ten percent of the total long-lived asset category. Our review found 92% of our fixed assets and 100% of our intangible assets and goodwill related to the United States entity at December 31, 2006.
Item 9A. Controls and Procedures, page 70
14.	We note that as of December 31, 2006, the Company identified material weaknesses due to inadequate and ineffective controls over the financial statement close process. We further note that as a result of such deficiencies “material and less significant post-closing adjustments” were identified by your independent auditors and recorded in your fiscal 2006 financial statements. Please provide us with the post-closing adjustments that were made, including the dollar amounts, to your financial statements as a result of the material weakness noted. In addition, please tell us how you determined that all adjustments related to the quarter ended December 31, 2006 and explain further how you determined that adjustments to previously filed Forms 10-K or Forms 10-Q was not considered necessary.
Response: The post-closing adjustments identified by our independent auditor and recorded by us in connection with their 2007 audit are as follows:

			Income	Balance
		Quarter	Statement	Sheet
#	Description	(2007 impact)	Impact	Impact

1	Increase Sales and Marketing expense for under accruing commissions based on when earned	Q1-$160,000 Q2-$192,000 Q3-$140,000 Q4-$ 13,000	$(505,000)

2	Increase license revenue for Q4 transaction - deferred incorrect PCS value based on VSOE	Q4	63,000

3	Reduce hosting revenue recorded in Q4 for credit issued subsequent to year end	Q4	(43,000)

4	Reduce expense for professional services incurred in Q4	Q4	28,000

5	Reduce outside services expense related to Q4 services	Q4	49,000

6	Record expense related to an outside service provider for Q4 services	Q4	(77,000)

7	Increase restructuring charge for truing up estimate in Q4	Q4	(50,000)

8	Reverse foreign currency gain recorded inappropriately in Q4	Q4	(317,000)

9	Record the issuance of shares for eStara acquisition in Q4	Q4		$6,871,000

	Net impact		$(852,000)	$6,871,000

Based on our analysis of the adjustments enumerated above, we determined that they applied to the fourth quarter of 2006 except for the commission adjustment. The commission expense adjustment related to each of the quarters of 2006 in the amounts as noted above. We evaluated the impact of the commission error to the 2006 interim financial statements on a quarterly basis pursuant to the provisions of SAB 99 and concluded the impact on both a quantitative and qualitative perspective was not material and adjustments to our Form 10-Q’s filed throughout 2006 were unwarranted. There were no other significant unrecorded items in the quarters.
Our independent auditor identified six additional post-closing adjustments that were not recorded by the Company. We evaluated the impact of these unadjusted differences on both an individual and aggregate basis utilizing the provisions of SAB 99 considering both the quantitative and qualitative factors outline by SAB 99. Based on our evaluation, we concluded that the unadjusted differences, both individually and in aggregate, were not material to the 2006 financial statements. The unadjusted differences are noted below:

			Income	Balance
		Quarter	Statement	Sheet
#	Description	(2007 impact)	Impact	Impact

1	Decrease bonus expense for eStara employees	Q4	$47,000

2	Decrease other expense to reverse inadvertent write-off of cumulative translation adjustment balance for an active subsidiary	Q4	230,000

3	Extrapolation of error found in audit procedures on accounts receivable	Q4	(156,000)

4	Increase bonus expense	Q4	(84,000)

5	Increase legal expense	Q4	(38,000)

6	Record income tax expense for a foreign subsidiary	Q4	(109,000)

	Net impact		$(109,000)	—

15.	Please disclose management’s estimate of the total cost to ATG of the remedial actions being taken to correct the two material weaknesses that were identified in the year ended December 31, 2006.
Response: In order to address the two material weaknesses identified at December 31, 2006, we staffed open positions, hired additional professionally qualified individuals, incurred outside service fees for internal control consultants and executed a special project to address an outstanding operational issue. We estimate the remedial actions taken to correct the two material weaknesses identified at December 31, 2006, including outside service fees and other one-time costs, increased our general and administrative expenses for 2007 by approximately $1.4 million compared with 2006. This increase included $0.3 million for one-time projects that we do not expect to recur in 2008. We will include disclosure to this effect in our Annual Report on Form 10-K for the year ended December 31, 2007.
Exhibit 31
16.	Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications.
Response: We have noted your comment and will revise the certifications to comply with the Item 601(B)(31) of Regulation S-K in our Form 10-K for the year ended December 31, 2007.
Form 8-K/A Filed on November 8, 2006
17.	We note the Form 8-K/A filed on November 8, 2006 with regards to the Company’s acquisition of eStara, Inc., on October 2, 2006, which included audited financial statements of eStara for the years ended December 31, 2005 and 2004. Tell us how you considered the requirements of Rule 3-05(b) of Regulation S-X to also include interim financial statements pursuant to Rules 3-01 and 3-02 of Regulation S-X.
Response: We inadvertently omitted the interim financial statements of eStara as of and for the six months ended June 30, 2006 from the Form 8-K/A filed on November 8, 2006. We acknowledge the Staff’s comment that interim financial statements are required by Rule 3-05(b). However, we note that we included in the Form 8-K/A unaudited pro forma condensed combined financial statements, which include interim financial information of eStara as of and for the six months ended June 30, 2006. While not technically complying with Rule 3-05(b), we believe the unaudited pro forma condensed combined financial statements include a significant portion of the financial disclosure required by Rule 3-05(b) and provide users of the financial statements with relevant information to evaluate the historical financial operations of eStara. Relative to future acquisitions, we will ensure that we comply fully with the filing requirements specified by Rule 3-05(b) of Regulation S-X.

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the 2006 Form 10-K, the Form 10-Q for the Quarterly Period Ended September 30, 2007 and the Form 8-K/A filed on November 8, 2006;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K, the Form 10-Q for the Quarterly Period Ended September 30, 2007 and the Form 8-K/A filed on November 8, 2006; and

•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 386-1005. Thank you.

Very truly yours,
/s/ Julie M.B. Bradley
Julie M.B. Bradley
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

January 29, 2008

cc:	Kari Jin, SEC Staff Accountant
Hugh Fuller, Esq, Staff Attorney